E.B.

SEC

19005813

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|---|---|
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SEC Mail Processing

FEB 27 2019

Washington, DC

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-65276 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Texas Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4024 Nazarene Drive, Suite B
(No. and Street)

| Carrollton | Texas | 75010 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

| 5179 CR 1026 | Celeste | Texas | 75423 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

# OATH OR AFFIRMATION

I, Steve Kaufman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Texas Securities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing
FEB 27 2019
Washington, DC

Signature

President

Title

LAURA SMITH
My Notary ID # 2099801
Expires November 17, 2020

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Texas Securities, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Texas Securities, Inc. as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Texas Securities, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Texas Securities, Inc.'s management. Our responsibility is to express an opinion on Texas Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Texas Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Texas Securities, Inc.'s financial statements. The supplemental information is the responsibility of Texas Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as Texas Securities, Inc.'s auditor since 2016.

Celeste, Texas
February 25, 2019



5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

# TEXAS SECURITIES, INC.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2018

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 145,870 |
| Related party receivable | | 83,906 |
| Prepaids and other current assets | | 60,427 |
| Furniture and equipment, net | | 37,290 |
| Other assets | | 10,000 |
| TOTAL ASSETS | $ | 337,493 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Liabilities | | |
| Accounts payable | | 2,972 |
| Accrued liabilities | | 87,807 |
| Total liabilities | | 90,779 |
| Stockholder's Equity | | |
| Common stock, $0.01 par value; 100,000 shares authorized, issued, and outstanding | | 1,000 |
| Additional paid-in capital | | 1,868,230 |
| Accumulated deficit | | (1,622,516) |
| Total stockholder's equity | | 246,714 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 337,493 |

See notes to financial statements.

TEXAS SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

| | |
|---|---|
| REVENUE | |
| Commissions income | $ 2,316,000 |
| Sales agency fee | 480,500 |
| Other income | 735 |
| TOTAL REVENUE | 2,797,235 |
| EXPENSES | |
| Compensation and benefits | 2,362,549 |
| Occupancy and equipment | 138,949 |
| Regulatory fees and expenses | 80,327 |
| Professional fees | 59,197 |
| Accounting and administrative fees | 30,000 |
| Other expenses | 104,795 |
| TOTAL EXPENSES | 2,775,817 |
| INCOME BEFORE INCOME TAXES | 21,418 |
| STATE INCOME TAX EXPENSE | 6,498 |
| NET INCOME | $ 14,920 |

See notes to financial statements.

TEXAS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

| | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| Stockholder's equity, January 1, 2018 | $ 1,000 | $ 1,868,230 | $ (1,637,436) | $ 231,794 |
| Net income | - | - | 14,920 | 14,920 |
| Stockholder's equity, December 31, 2018 | $ 1,000 | $ 1,868,230 | $ (1,622,516) | $ 246,714 |

See notes to financial statements.

TEXAS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net income | $ 14,920 |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Depreciation | 2,807 |
| Changes in operating assets and liabilities: | |
| Increase in related party receivable | (77,906) |
| Decrease in prepaids and other current assets | 5,532 |
| Decrease in accounts payable | (1,795) |
| Decrease in accrued liabilities | (3,911) |
| Net cash used in operating activities | (60,353) |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| Purchases of furniture and equipment | (15,671) |
| NET CHANGE IN CASH AND CASH EQUIVALENTS | (76,024) |
| CASH AND CASH EQUIVALENTS, beginning of year | 221,894 |
| CASH AND CASH EQUIVALENTS, end of year | $ 145,870 |
| Cash paid during the year for: | |
| Interest | $ - |
| State income taxes | $ 6,498 |

See notes to financial statements.

## NATURE OF BUSINESS

On February 13, 2002, Texas Securities, Inc., (the "Company") was organized as a Texas Corporation. The Company is registered with the Securities and Exchange Commission (SEC) and various state regulatory jurisdictions as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a member of the Securities Investor Protection Corporation (SIPC).

The Company is in the business of selling interests in joint ventures organized for drilling oil and gas wells in the United States. Crown Exploration II, Ltd. ("Crown II"), a related party, serves as the managing venturer of their respective joint ventures.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities.

## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Management's Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Fair Value of Financial Instruments

The company's financial asset and liability accounts reported in the statement of financial condition are short-term in nature and approximate fair value.

### Receivables

Receivables are recorded net of an allowance for expected losses. The allowance is estimated from historical performance and projections of trends. No allowance was recorded at December 31, 2018.

### Furniture and Equipment

Depreciation is provided by the straight-line method over the estimated useful lives of the related assets, generally five years. The Company capitalizes all assets with a cost greater than $500 and estimated useful life of 2 years or greater. Generally, office equipment is depreciated over periods ranging from 3 to 5 years, and furniture and fixtures are depreciated over a period of 5 years.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company sells interests in private placement offerings on behalf of Crown II sponsored Joint Ventures. Each time a customer enters into a buy transaction, the Company charges a commission. Commissions are recognized on the trade date (the date that the Company fills the trade order, receives the customer subscription funding and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying private placement interest is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

The Company earns sales agency fees under an agreement with Crown II for acting as Crown II's exclusive broker-dealer. Sales agency fees are recognized as the performance obligations are provided by the Company and consumed by Crown II.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The Company is subject to income tax under the Texas State Margin Tax. Currently, the Company is not under examination for income tax purposes by any taxing jurisdiction. Open tax years subject to examination are as follows:

| | |
|---|---|
| State of Texas | 2014 to present |
| United States | 2016 to present |

The Company follows the guidance of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) *Accounting for Uncertainty in Income Taxes.* Under this guidance a company must recognize the tax benefit associated with tax positions taken for tax return purposes when it is more-likely-than-not that the position will be sustained. The Company does not believe there are any unrecognized tax benefits that should be recorded. For the year ended December 31, 2018, there were no interest or penalties recorded or included in the statement of operations.

Statement of Cash Flows

The Company has defined as cash equivalents highly liquid investments, with original maturities of ninety days or less that are not held for sale in the ordinary course of business.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk

The Company sells interests in Crown II sponsored joint ventures, which results in receivables arising from commissions earned. The Company believes that its receivables credit risk exposure is limited. The Company earned all of its commission revenue under a sales agency agreement with Crown II, and all of its sales agency fees from Crown II in consideration for the Company acting as Crown II's exclusive broker-dealer.

Impairment of Long-Lived Assets

The Company periodically reviews the carrying value of its long-lived assets, including equipment, whenever events or changes in circumstances indicate the carrying value may not be recoverable. An impairment loss is recognized to the extent fair value of a long-lived asset is less than the carrying amount. Fair value is determined based upon the estimated future cash inflows attributable to the asset less estimated future cash outflows. No such losses were recognized during the year.

RELATED PARTY TRANSACTIONS / ECONOMIC DEPENDENCY / CONCENTRATION OF REVENUE

The Company is under the control of and economically dependent on Crown II. The Company also has a concentration of services provided by Crown II. The existence of that control, dependency, and concentration creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and Crown II were not consummated on terms equivalent to arm's length transactions.

Pursuant to a sales agency agreement with Crown II, the Company acts as Crown II's exclusive broker-dealer. Under this agreement, the Company receives up to 15% of all funds raised from investors. For the year ended December 31, 2018, the Company earned commission income of $2,316,000 related to this agreement. In addition, the Company earned $480,500 during 2018 for sales agency fees from Crown II in consideration of the Company acting as Crown II's exclusive broker-dealer. As of December 31, 2018, the Company was owed $83,906 from Crown II sponsored joint ventures for commission income.

The Company also paid Crown II $30,000 for accounting and administrative fees, and another related party $68,071 for office space, which is included in occupancy and equipment in the accompanying statement of operations.

## RETIREMENT PLAN

The Company has a retirement plan which qualifies under Section 401(k) of the Internal Revenue Code. Subject to certain limitations, employees who are at least 18 years old and have completed one hour of service are eligible to participate in the plan and may contribute a maximum of 50% of compensation. The Company may make annual discretionary contributions to the plan. The Company did not contribute to the plan during 2018.

## NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital, as defined under SEC Rule 15c3-1, of $110,747 which was $104,695 in excess of its required minimum net capital of $6,052. The Company's ratio of aggregate indebtedness to net capital was 0.82 to 1.

## LEASE OBLIGATIONS

The Company leases office space from a related party (see Related Party Transactions). Rental expense for office space totaled $68,071 for the year. The lease requires monthly payments of $3,715 through December 2019. Future minimum payments under this non-cancelable lease are $44,580.

## CONTINGENCIES

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

## SUBSEQUENT EVENTS

The date to which events occurring after December 31, 2018, the date of the most recent statement of financial position, have been evaluated for possible adjustment to the financial statements or disclosure is February 25, 2019, which is the date the financial statements were available to be issued.

TEXAS SECURITIES, INC.
SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5
DECEMBER 31, 2018

**COMPUTATION OF NET CAPITAL**

| | | |
|---|---|---|
| Total stockholder's equity qualified for net capital | $ | 246,714 |
| Deductions and/or charges | | |
| Non-allowable assets | | |
| Related party receivable | | 27,997 |
| Prepaids and other current assets | | 60,427 |
| Furniture and equipment, net | | 37,290 |
| Other assets | | 10,000 |
| Total deductions and/or charges | | 135,714 |
| Net capital before haircuts on securities positions | | 111,000 |
| Haircuts on securities | | |
| Cash equivalents - certificate of deposit | | 253 |
| Net capital | $ | 110,747 |
| Aggregate indebtedness | | |
| Accounts payable | $ | 2,972 |
| Accrued liabilities | | 87,807 |
| Total aggregate indebtedness | $ | 90,779 |
| Computation of basic net capital requirement | | |
| Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness) | $ | 6,052 |
| Net capital in excess of minimum requirement | $ | 104,695 |
| Ratio of aggregate indebtedness to net capital | | 0.82 to 1 |

**Reconciliation of Computation on Net Capital**

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2018 as filed by Texas Securities, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

**Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors**

No statement is required as no subordinated liabilities existed at any time during the year.

**Statement Regarding the Reserve Requirements and Possession or Control Requirements**

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Texas Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Texas Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Texas Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (exemption provisions) and (2) Texas Securities, Inc. stated that Texas Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Texas Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Texas Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 25, 2019



5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

MEMBER FINRA, SIPC

**Texas Securities, Inc.'s Exemption Report**

Texas Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2) (i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2) throughout the most recent fiscal year without exception.

Texas Securities, Inc.

I, Steve Kaufman, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Steve Kaufman
President

January 21, 2019



4024 Nazarene Drive, Suite B • Carrollton, TX 75010 • Phone 972.492.0058 • Fax 972.492.6140